

Mail Stop 7010

June 25, 2008

Via U.S. mail

Andrew R. Prusky, Esq.
Senior Vice President, Legal
Foamex International Inc.
1000 Columbia Avenue
Linwood, Pennsylvania 19061

> **RE:** **Foamex International Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed on: June 12, 2008**
> **File No.: 000-22624**
>
> **Foamex International Inc.**
> **Form 10-K for the fiscal year ended December 30, 2007**
> **Filed on: April 4, 2008**
> **File No.: 000-22624**

Dear Mr. Prusky:

We have completed our review of the following:

- your Preliminary Information Statement on Schedule 14C; and
- your Form 10-K and related filings.

We have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or Nudrat Salik, Staff Accountant, at (202) 551-3692, or Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, to the undersigned at (202) 551-3767.

Sincerely,

Jennifer R. Hardy
Legal Branch Chief

cc: Judith R. Thoyer, Esq. (via facsimile @ (212) 492-0002)
        Aun Singapore, Esq. (via facsimile @ (212) 492-0431)
        Paul, Weiss, Rifkind, Wharton & Garrison LLP
        1285 Avenue of the Americas
        New York, NY 10019